InterOil Continues Negotiations With ExxonMobil on Gas Monetization

ANNOUNCES $75 MILLION SECURED LOAN FACILITY FOR FURTHER EXPLORATION ACTIVITIES

PORT MORESBY, Papua New Guinea and HOUSTON, Aug. 19, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced that negotiations with ExxonMobil Papua New Guinea Ltd. (EMPNG), a subsidiary of ExxonMobil (NYSE:XOM), relating to the development of Petroleum Retention License 15, were ongoing notwithstanding the lapse of an exclusivity arrangement.

InterOil will continue to work with EMPNG with the aim of accelerating the monetisation of its gas resources on terms that will benefit all stakeholders including Papua New Guinea.

InterOil today also announced it had finalized a $75 million secured loan facility to accelerate its exploration and drilling program.

InterOil's Executive Vice President of Corporate Development and Government Relations, Keli Taureka, has discussed the latest developments with the Government of Papua New Guinea and the Governor of the Gulf Province. "All of InterOil's businesses and assets are in PNG and we remain fully aligned with PNG's ambitions to develop its natural resources. InterOil makes a significant contribution to PNG as a major employer and provider of fuel and we value our strong relations with the Government and local communities," Mr Taureka said.

$75 Million Loan Facility
InterOil today said that the Company and its subsidiaries, InterOil Products Limited (Downstream entity) and certain Upstream Entities, have entered into a one year $75 million equivalent combined secured loan facility with Westpac Bank PNG Limited (Westpac) and Bank South Pacific Limited (BSP) to be drawn in tranches, either USD and/or Papua New Guinea Kina (PGK), subject to standard closing conditions.

Borrowings under the facility will be used for exploration and drilling activities with $37.5 million funding to start immediately, and a further $37.5 million upon the execution of an agreement in relation to monetization of the Elk and Antelope resource. The principal repayment will be made on the earlier of, the first resource payment or 12 months from the first drawdown.

Existing downstream working capital facilities with Westpac and BSP totalling K140.0 million have been underutilized, due to the downstream division's prudent working capital management initiatives and strong liquidity. As such, all parties have agreed to channel existing downstream approved limits of K45.0 million to this secured loan facility. The downstream working capital facility will be kept.at the remaining K95.0 million.

Both facilities will be shared between Westpac and BSP, secured against downstream assets and undertakings, IOC parent guarantee, and guarantees from certain Upstream entities.

In announcing its 2013 second quarter results on July 13, the Company said that it would build on its success by seeking additional exploration partners.

Collin Visaggio, InterOil's CFO remarked, "We are pleased to have strengthened our existing relationship with BSP, Papua New Guinea's largest bank, and Westpac, one of the region's largest lenders. "

Greg Pawson, Westpac Pacific General Manager remarked "Westpac has been part of the fabric of Papua New Guinea since 1910. For over a century we have maintained a strong interest in supporting the economic growth of the country. It follows that we're pleased to support InterOil's exploration efforts in PNG."

Robin Fleming, BSP Group CEO commented "following on from our Co-Lead Arranger role in the midstream term loan syndication, BSP is delighted to support InterOil's upstream exploration activities." Mr Fleming also highlighted BSP's commitment to both InterOil and the Gulf Province with the recent announcement of BSP's agreement to open a Rural Branch in Kerema. Both Mr Visaggio and Mr Fleming believe these activities will strongly support economic development across the Province.

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Media Contacts:
John Hurst
Cannings Corporate Communications
Phone: +61-418-708-663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the use of the funds from the loan facility, and closing of the loan facility, the maintenance of the pace of upstream activity, completing negotiations with the PNG State, and finalizing a SPA with EMPNG. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the terms of the loan facility. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.